NXT ENERGY SOLUTIONS INC.

Management's Discussion and Analysis

As at and for the three and six month periods ended June 30, 2012

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at August 27, 2012 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2011. This MD&A is for the unaudited 3 month ("Q2-12") and 6 month year-to-date ("2012 YTD") periods ended June 30, 2012, with comparative 2011 totals for the 3 month ("Q2-11") and 6 month year-to-date ("2011 YTD") periods ended June 30, 2011.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars unless specific reference is made to United States or US dollars ("US $").

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking statements".  These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "intends", "estimates", "scheduled" or words of a similar nature.

Forward-looking statements used in this MD&A relate primarily to:
●
estimates of the amount and expected timing of revenue and costs related to existing SFD® survey contracts that are planned to be conducted and completed in 2012 in South Asia. As at the current date, the awarded contract for South Asia had a potential future revenue value (before applicable foreign withholding taxes) of approximately US $2.7 million.

●
the material factors and assumptions which affect this forward-looking information include assumptions that NXT will have the personnel, equipment and required local permits to conduct the contracts as intended in 2012, and that the as yet unperformed survey contracts will not be cancelled or subject to any additional material delays.

●	potential future growth opportunities in new international markets, such as Brazil and Mexico.

●
potential financing related activities, including the potential future exercise of outstanding warrants that were issued in March and May 2012, and their related potential effect on liquidity and capital resources.

●	the Company's ability to continue as a going concern.

●	estimated future costs related to asset retirement obligations.

●	limitations in disclosure controls, procedures, and internal controls over financial reporting.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). This MD&A includes references to terms such as net working capital, which does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other entities. Management of NXT uses this non-GAAP measure to improve its ability to assess liquidity at a point in time. Net working capital is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress, deferred revenue and derivative instruments. Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

Description of the Business

NXT is a Calgary based public company that provides a unique survey service to the oil and natural gas exploration industry. NXT's proprietary Stress Field Detection ("SFD®") survey technology is based on detecting subtle changes in earth's gravity field from an airborne platform. SFD® data gathered is analyzed and can be used to find variations in sub-surface geological stress patterns - indicators of potential reservoir and trap formations. NXT's aerial surveys provide an effective and cost efficient method for clients to focus their decisions related to land commitments and the acquisition of traditional seismic data that is used to locate and delineate exploration prospects. Our goal is to aid our clients in reducing their overall time, cost, and risk in their exploration programs. Relative to traditional land based methods, the SFD® survey method is environmentally non-invasive and is unaffected by ground security issues or difficult terrain. Additionally, SFD® surveys can generally be conducted year round and are effective both onshore and offshore.  SFD® and NXT® in Canada and the U.S. are the registered trademarks of NXT Energy Solutions Inc.

NXT's technology is very attractive for use as an early stage exploration tool in frontier and under-developed areas - as such, we have been seeking to expand our presence in growing new international exploration markets such as South and Central America and Africa.

Overall Performance - Business Overview

In 2011, NXT signed a number of significant new contracts to conduct SFD® surveys in international markets, an indication of growing customer awareness of and desire to utilize our proprietary survey technology. Timing of finalization of the contracts was such that commencement of the largest two projects (Colombia and Argentina) did not occur until the Q4-2011 period, and final completion of the contracts was in Q1-12 (Colombia) and Q2-12 (Argentina). The 2011 fiscal year reflected only US $150,000 of revenues from a project conducted in Q2-2011.   A summary of the current status of NXT's awarded survey contracts is as follows:

	Contract	Contract	Revenue
	completion,	value	recognized
	or estimated	in US $	to June 30,
	completion	millions	2012

Colombia - 4 contracts commenced in Q4-2011, completed in Q1-2012	Q1-2012	2.9	2.9
Argentina - survey operations commenced in February, 2012	Q2-2012	1.6	1.6
Guatemala - survey operations commenced in April, 2012	Q2-2012	0.7	0.7
		5.2	5.2
South Asia project - contract awarded, awaiting final regulatory approvals of survey flight	unknown	2.7	-
Colombia - last of the 6 blocks covered under a May 2011 Letter of Intent	unknown	1.0	-
		8.9	5.2

All revenue totals noted are before applicable foreign withholding taxes. All progress billings for contracts conducted in 2012 have been collected to date. The final progress billing on these contracts is generally due within 30 days after delivery of NXT's final report on data interpretation and the related prospect recommendations to the client. Additional information on these survey projects is as follows:

●
Colombia - In Q2-11, NXT announced a letter of intent ("LOI") with a major Canadian public exploration and production company to conduct a US $4.6 million SFD® survey on 6 separate exploration blocks in Colombia and Guatemala. This LOI represented a major validation of the SFD® technology, in the form of a significant repeat customer order. SFD® data acquisition operations were completed on 4 survey blocks in Colombia in Q4-2011, with final interpretation of the data, and delivery of the reports on findings and recommendations to the client, completed in mid January 2012. The related revenue of US $2.9 million was recognized in NXT's Q1-2012 period. Survey operations on the fifth block, in Guatemala, are discussed below. The LOI also contemplates the last of the six surveys being conducted on another Colombia block, but terms of this survey (expected value of US $1 million) have not yet been finalized. Execution of a survey on this sixth block will be planned in conjunction with other new survey opportunities which may arise in the Colombia area in 2013.

●
Argentina - a US $1.65 million survey contract was executed in September 2011, and mobilization from Colombia occurred in mid December. We were pleased to gain a foothold in Argentina, which has an attractive profile of large frontier exploration areas suited to conduction of early stage SFD® exploration surveys. While the actual survey flying time was very efficient (9 days total), the overall project took much longer than expected to start and complete, due to numerous regulatory delays in the aircraft importation and permitting process. In addition, our survey aircraft required repairs following completion of the survey and prior to departure from Argentina, which again was subject to ongoing regulatory delays. Data acquisition was completed in March 2012, and the data interpretation and the related delivery of the SFD report and recommendations to the client was completed in June 2012 (the Q2-12 period).

●
Guatemala - this US $0.7 million survey was conducted in early April 2012, following the Argentina survey, and interpretation and recommendations on the data acquired was delivered to the client in June 2012.

●
South Asia - in early 2011, NXT finalized a US $2.7 million survey contract to be conducted in South Asia. This project unfortunately encountered ongoing flight permitting delays, as multiple government agencies have a role in the permitting process. NXT, in conjunction with our local agent, advanced the project in 2011, and the client and key government decision makers provided support for our SFD® survey. The permitting process was pending approval of the flight areas by one of the government agencies, following which a No Objections Certificate ("NOC") was issued by the relevant parties in June, 2012. With this positive development, NXT is planning to mobilize to this project in fall 2012. There is, however, always some political uncertainty in this region of the world, which could cause further delays in executing this project.

While we recognize that the overall time frame from initial client interest, through contract finalization and contract execution can be very lengthy, we are pleased with the advances made in 2011 and to date in 2012. Our focus on Colombia and South and Central America remains unchanged - our growing position in the Colombian market will hopefully be the catalyst for new sales expansion in South and Central America. A key expansion objective for 2012 was to make new in-roads into the very large exploration markets in Mexico and Brazil - progress is being made in both of these markets.

We will also continue to pursue survey opportunities within the North America market, and longer term, in the Arctic. NXT plans to continue to broaden the profile of SFD® within our target markets through the generation and dissemination of SFD® case studies, which are an effective tool to showcase SFD® capabilities and to educate the industry about the value of our service.
In 2011, NXT had limited working capital availability, due to delays in being able to generate new cash flows from awarded, but pending, survey contracts. Risks related to having sufficient working capital to execute existing and potential new contracts are mitigated through our normal practice of obtaining partial pre-payments from clients at the start of surveys, and issuing interim progress billings during the projects. In order to enhance our financial resources, in Q1-12 NXT commenced an equity financing (the "Financing"). A private placement of Units, which consisted of one common share plus one common share purchase warrant, was conducted on a non-brokered, private placement basis.

A total of US $3.2 million (US $3.0 million net of finders fees) was raised through four separate closings which occurred from March 7 through May 4, 2012. This resulted in the issue of 4,258,005 common shares and a total of 4,502,821 warrants (which have an exercise price of US $1.20 and a two year term to expiry) to purchase common shares.

Near-term Outlook for 2012 and beyond

Through the balance of 2012 and into 2013, NXT plans to continue to increase brand awareness, be more active in publishing technical papers, and increase recognition of SFD® at international trade shows and seminars. Our focus will be on National Oil Companies ("NOCs"), small to mid-cap exploration and production ("E&P") companies, and when opportunities arise, the major E&P companies. A lucrative potential new market we are also now approaching is the seismic companies that acquire and sell large scale “Multi-Client” survey programs (primarily off-shore). Geographically, NXT will continue to pursue prospects in South and Central America - specifically in Colombia, Peru, Ecuador, Brazil and Mexico. Longer term prospects will also be pursued in the frontier areas of Africa, Asia, and in the Arctic (particularly where Canadian and American E&P companies are operating).

As NXT pursues these markets, our strategy is to identify and retain high quality local sales representatives with the key knowledge of the area, the clients and the exploration sector of the oil & gas industry. This allows us to cover much larger areas and more clients with minimum fixed cost. In 2012, we have been successful in securing new sales reps for Mexico, Colombia, and Brazil, and are in process of securing new agents to represent NXT in Kuwait and Costa Rica.  All independent international sales representatives are required to adhere to NXT's code of conduct and business ethics.

Near term contract and revenue opportunities for 2013 include several prospective clients in South Asia, Brazil, Kuwait, and Latin America.

Some of our objectives to allow additional growth include the eventual opening of a Houston office, expanding our SFD® equipment capacity, adding to our core group of Interpretation staff and our ability to provide integration of SFD® with geology/geophysics. Initiatives to protect our Intellectual Property (patenting and new R&D initiatives) are in process, which should also serve to allow us to expand on industry awareness and acceptance of SFD® technology. In Q1-12, NXT engaged Patton Boggs LLP, a leader in Intellectual Property Protection, headquartered in Washington DC, USA with additional offices throughout the United States of America and worldwide, to assist with designing and implementing the Company’s Intellectual Property strategy. This process resulted in filing the first of a number of expected applicable patent applications in Q1-12.

Results of Operations

The nature of NXT's business is such that operating results are not readily comparable on a quarter to quarter, or year over year basis. This is because revenues are derived from periodic large value survey projects, which can be conducted in a relatively short time frame, but can have a large effect on any single period in which they occur. Also, NXT applies the completed contract method of revenue recognition, such that revenue and costs are deferred and recognized in the quarter in which the survey project is formally completed.

Survey activity for any project will often span two fiscal quarters.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters follows.  The extent of the loss each quarter is mainly due to the timing and the number of survey contracts that are underway, and variances in Stock Based Compensation Expense ("SBCE"), which can occasionally be a significant expense in any given quarter.

	Q2-12	Q1-12	Q4-11	Q3-11
	June 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011
Survey revenue	$2,394,863	$2,815,320	$-	$-
Net income (loss)	30,660	337,928	(1,072,560)	(1,026,814)
Basic and diluted earnings (loss) per share	-	0.01	(0.03)	(0.03)

	Q2-11	Q1-11	Q4-10	Q3-10
	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010
Survey revenue	$144,650	$-	$-	$-
Net loss	(692,510)	(792,717)	(1,276,693)	(962,590)
Basic and diluted loss per share	(0.02)	(0.02)	(0.04)	(0.03)

Q2-12 to Q1-12 comparison - NXT had survey revenue of $2,394,863 ($2,815,320 in Q1-12), SBCE of $61,000 ($67,000 in Q1-12) and survey costs of $1,205,654 ($1,174,393 in Q1-12). With the completion of the Argentina and Guatemala surveys in Q2-12, NXT recognized a profit of $30,660 as compared to a net profit of $337,928 for Q1-12.

Q1-12 to Q4-11 comparison - NXT had survey revenue of $2,815,320 ($nil in Q4-11), SBCE of $67,000 ($50,015 in Q4-11) and survey costs of $1,174,393 ($nil in Q4-11). Due to the completion of the large Colombia survey in Q1-12, NXT recognized a net profit of $337,928 for Q1-12 as compared to a loss of $1,072,560 for Q4-11.

Q4-11 to Q3-11 comparison - NXT had survey revenue of $nil ($nil in Q3-11), SBCE of $50,015 ($246,000 in Q3-11) and $nil survey costs ($nil in Q3-11).

Q3-11 to Q2-11 comparison - NXT had survey revenue of $nil ($144,650 in Q2-11), SBCE of $246,000 ($18,843 in Q2-11) and $nil survey costs ($43,990 in Q2-11). The high total SBCE recorded in Q3-11 was due to the large number of  stock options granted in Q3-11, and the fact that 42% of such had immediate vesting.

Q2-11 to Q1-11 comparison - NXT had survey revenue of $144,650 ($nil in Q1-11), SBCE of $18,843 ($29,942 in Q1-11) and survey costs of $43,990 ($nil in Q1-11).

Q1-11 to Q4-10 comparison - NXT recognized $nil survey revenue ($nil in Q4-10) and SBCE of $29,942 ($404,053 in Q4-10). The $374,111 decrease in SBCE from Q4-10 is attributed to nearly all contractor options being fully vested in Q1-11 and the large expense that was recognized in Q4-10 upon re-pricing of stock options to $0.63 per share.

Q4-10 to Q3-10 comparison - NXT recognized $nil in survey revenue ($nil in Q3-10) and SBCE of $404,053 ($72,899 in Q3-10). The increase in SBCE was due to a one-time valuation adjustment that occurred when 2,113,204 stock options were re-priced in December 2010 to a new exercise price of $0.63 per share.

Q3-10 to Q2-10 comparison - in Q3-10 NXT had $nil survey revenue ($443,011 in Q2-10) and SBCE of $72,899 ($31,507 in Q2-10).

Q2-10 to Q1-10 comparison - in Q2-10 NXT recognized survey revenue of $443,011 ($nil for Q1-10), SBCE of $31,507 ($69,356 for Q1-10) and survey costs of $342,959 ($118,056 for Q1-10).

	Q2-12	Q2-11	2012 YTD	2011 YTD

Survey revenue	$2,394,863	$144,650	$5,210,183	$144,650

Expenses
Survey costs	1,205,654	43,990	2,380,047	43,990
General and administrative ("G&A")	945,403	743,900	2,084,930	1,447,366
Stock based compensation expense ("SBCE")	61,000	18,843	128,000	48,785
Amortization of property and equipment	27,417	39,351	53,957	75,618

	2,239,474	846,084	4,646,934	1,615,759
Other expense (income)
Interest expense (income), net	872	(3,111)	3,736	(5,528)
Loss (gain) on foreign exchange	(116,264)	(4,013)	(50,395)	20,929
Oil and natural gas operations	3,563	(1,800)	4,762	(1,283)
Other expense	17,087	-	17,087	-
Change in fair value of derivative instruments	9,857	-	9,857	-
	(84,885)	(8,924)	(14,953)	14,118

Income (loss) before income taxes	240,274	(692,510)	578,202	(1,485,227)
Income tax expense	209,614	-	209,614	-
Net income (loss) for the period	30,660	(692,510)	368,588	(1,485,227)

SFD® survey operations - survey revenues and expenses for the Q2-12 period reflect the completed contract basis revenue recognition for the Argentina and Guatemala projects.  The 2012 YTD total also includes the Colombia survey project (on four exploration blocks) which was completed in January 2012.

Survey operations for Q2-12 generated a lower gross operating margin than in Q1-12, largely due to extensive in-country delays (related to aircraft importation and repairs) which were incurred on the Argentina project.

G&A expense - even in periods of high survey activity, G&A is a major component of NXT's total expenses.  The categories included in G&A expense are as follows:

	2012 YTD	2011 YTD	net change

Salaries, benefits and consulting charges	$1,032,337	$764,605	$267,732
Board, professional fees, and public company costs	340,979	201,098	139,881
Premises and administrative overhead	330,066	266,347	63,719
Business development	283,133	133,520	149,613
Colombia office	98,415	81,796	16,619
Total G&A	2,084,930	1,447,366	637,564

The $637,564 or 44% increase in G&A expenses for 2012 YTD as compared to 2011 YTD is a combination of several factors, including:
- due to low revenue activity, cost cutting measures in 2010 included a 15% roll-back (which was in place until the end of 2011) on salaries and Board of Director fees. Also, NXT had a slightly higher headcount of staff and consultants in 2012.

- there was a $139,881 net increase in public company costs in 2012 which was primarily due to an expansion of investor relations activities. This was offset by a $79,000 decrease in Board member fees payable, as part of the Company's continuing efforts to reduce costs.

- premises and overhead costs increased in 2012 primarily due to the expanded staff levels, and new staff recruiting efforts.

- business development activities (including international conferences, seminars) were increased significantly at the end of 2011 in an effort to increase market awareness of and acceptance of the SFD survey technology.

- Colombia office costs increased in 2012 due to the survey activity which was underway there in late 2011, and the removal of the 15% wage roll-back in December 2011.

For the Q2-12 period, G&A increased by $201,503 or 27% to $945,403 as compared to $743,900 for the Q2-11 period. The reasons for the increase are essentially the same as for the 2012 YTD period (such as expanded activity and staff levels, and removal of the 15% salary roll-back in late 2011).

SBCE - this expense can vary widely in any given quarter, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and or vesting of the options) of the resultant expense. For 2012 YTD, the higher total is mainly due to the large number of new options that were issued in December 2011 (400,000 options amortized over 6 months) and January 2012 (150,000 options amortized over 3 years) as compared to 2011 YTD.

Interest income, net - interest income earned on short-term investments is offset by interest expense incurred on a capital lease obligation for office equipment.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US dollar, Canadian dollar and Colombian peso ("COP"). For example, when the Canadian dollar trades higher relative to the US dollar or COP, cash held in US dollars or COP will decline in value and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Canadian dollars to reduce the effect of market volatility; however, we currently are contractually obligated to hold certain restricted cash funds in US dollar instruments to support performance bond commitments in certain foreign countries. Also, in Q2-12 the value of net US$ monetary assets increased slightly, resulting in an unrealized exchange gain on US$ cash.

Oil and natural gas operations - this includes primarily the non-cash accretion expense related to the ongoing increase in the asset retirement obligation ("ARO") due to the passage of time. The ARO recorded on NXT's balance sheet reflects the estimated net present value of NXT's net working interest in 8 gross (1.1 net) oil & gas wells in which NXT had a historical participation prior to 2005. The ARO is based upon estimates of the future costs (to be settled in approximately 3 years) to abandon, remediate and reclaim the well sites.

Other expense - for 2012, this category includes primarily costs related to intellectual property filings.

Change in fair value of derivative instruments - this new item in 2012 relates to changes in the estimated fair value of the outstanding US$ share purchase warrants (which were issued in Q1-12 and Q2-12), which will be revalued at each quarter end until their expiry in 2014.

Income tax expense - NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions. Payments made to NXT for services rendered to clients in such countries may be subject to withholding taxes, which are only recoverable in certain circumstances. During the second quarter of 2012, NXT incurred a 31% withholding tax on approximately $0.7 million of survey revenue generated in Central America. Although such taxes can potentially be utilized in Canada as a foreign tax credit against future taxable earnings from this jurisdiction, a full valuation allowance has been provided against this benefit.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q2-12 was $3,351,237. This excludes a total of $216,350 which is classified on the Balance Sheet as restricted cash, which is required primarily as security for contract performance bonds. The net increase in restricted cash in 2012 is related to security which was required to be posted for letters of credit (often for a term of 12 to 15 months) that were issued to undertake the Guatemala survey in Q2-12.

While significant progress has been made since Q1-12 in securing new revenue contracts, NXT's ability to continue as a going concern will be dependent upon our success in being able to expand the revenue base to a level sufficient to far exceed G&A expenses, and generate net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as the Company has changed its strategy to focus its efforts on the international oil and gas exploration markets. Private placement financings totaling US $3.2 million (US $3.0 million net of finders fees incurred) were conducted in March and May 2012 (as further detailed below) to enhance NXT's financial strength and fund its expansion plans.

The process of gaining acceptance of NXT's revolutionary technology in the oil & gas exploration industry has been challenging. However, customer success in using SFD® to reduce their exploration time, cost, and risk is growing, and starting to yield repeat business. In 2011 NXT secured two significant new contracts to conduct SFD® survey projects in Colombia and Guatemala (total of US $4.6 million, of which US $2.9 million was completed in Q1-12 and US $0.7 million was completed in Q2-12) and in Argentina (US $1.65 million, completed in Q2-12). In addition, NXT has a committed revenue contract for US $2.7 million which has the potential to be conducted and completed in South Asia in the Q3-12 and Q4-12 periods, and is in process of negotiating with additional new client prospects. We project that all survey contracts will be profitable. Uncertainty as to the timeline from customer interest, through contract negotiation and actual project kick-off and completion, however, puts strain on ongoing planning of capital resources.

The Company has no secured debt (other than periodic capital lease obligations on office equipment) and due to the private placement financing and the survey revenue contracts, its net working capital was increased significantly in 2012 as follows:

	Total as at	Total as at	net increase
	June 30,	December 31,	(decrease)
	2012	2011	for 2012 YTD
Current assets (current liabilities):
Cash and short term investments	$3,351,237	$1,518,946	$1,832,291
Accounts receivable	403,866	122,231	281,635
Prepaid expenses and other	147,509	43,105	104,404
Accounts payable and accrued liabilities	(676,950)	(1,347,925)	670,975
Current portion of capital lease obligation	-	(8,591)	8,591

Net working capital (deficiency) before the undernoted items	3,225,662	327,766	2,897,896

Additional asset (liability) amounts:
Work-in-progress	49,550	1,112,210	(1,062,660)
Deferred revenue	-	(1,776,496)	1,776,496
Fair value of derivative instruments	(419,000)	-	(419,000)
	(369,450)	(664,286)	294,836

Net	2,856,212	(336,520)	3,192,732

The derivative instruments relate to the estimated fair value of the warrants (which have a US$ exercise price) which were issued in the private placement financings in March and May 2012. This liability is adjusted to its estimated fair value at each period end (until expiry of the warrants by May 2014), based on the number of warrants outstanding, but does not require any ongoing outlay of cash.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. Deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts.  Also, deferred revenue represents only the portion of progress billings that were issued to the quarter end for the uncompleted contracts.

 The WIP and deferred revenue balances as at December 31, 2011 was related  primarily to the four block Colombia survey project, which was completed in January 2012.

The decreased total of accounts payable and accrued liabilities at Q2-12 as compared to Q4-11 is largely due to the timing of survey projects, and a low level of activity in the month of June 2012 as compared to December 2011.  Also, the Q4-11 total included accrued wages and Board of Director fees that were paid in Q1-12.

The following summarizes NXT's net cash flows:

Cash flows from (used in):	Q2-12	Q2-11	2012 YTD	2011 YTD

Operating activities	$(81,568)	$(731,922)	$(1,208,533)	$(1,623,768)
Financing activities	856,252	(9,000)	3,203,443	1,482,436
Investing activities	(190,336)	358,545	(172,619)	687,181
Net source (use) of cash	584,348	(382,377)	1,822,291	545,849
Cash, start of the period	2,746,889	1,392,809	1,508,946	464,583
Cash, end of the period	3,331,237	1,010,432	3,331,237	1,010,432

As shown above, cash balances increased in Q2-12 by $584,348 (and increased by $1,822,291 for 2012 YTD) to $3,321,237 at June 30, 2012.  Further information on the net changes in cash, by Operating, Financing, and Investing activities, is as follows:

Operating Activities	Q2-12	Q2-11	2012 YTD	2011 YTD

Net income (loss) for the period	30,660	(692,510)	368,588	(1,485,227)
Add back non-cash items	99,311	59,072	193,729	126,158
	129,971	(633,438)	562,317	(1,359,069)
Decrease (increase) in non-cash working capital balances	(211,539)	(98,484)	(1,770,850)	(264,699)
Net cash from (used in) operating activities	(81,568)	(731,922)	(1,208,533)	(1,623,768)

Financing Activities
● overall net cash source of $3,203,443 for 2012 YTD and $856,252 for Q2-12.
● a private placement financing of units (US $3.2 million gross proceeds)which had closings in March and May resulted in net proceeds to NXT of $2,886,024, of which $863,178 was in Q2-12.
● $278,760 was realized (all in Q1-12) from proceeds on exercise of common share purchase warrants that were issued in February 2011.
● stock option exercise proceeds were $47,250 (all in Q1-12).
● repayment of a capital lease obligation totaled $8,591 ($6,926 for Q2-12)

Investing Activities
● overall net cash use of $172,619 ($190,336 for Q2-12)
● use of $10,000 to purchase short-term investments.
● a net cash outflow of $142,215 ($173,980 for Q2-12) arose from a net increase in restricted cash balances which have been issued primarily as security for ontract performance bonds.
● $20,404 ($16,356 for Q2-12) was used for purchases of office and other equipment.

Financing Transactions in 2012

●
In March 2012, NXT closed a non-brokered private placement of units (the "Units") of the Company for gross proceeds of US $2,216,005 (the "Financing"). Each Unit was issued at a price of US $0.75 and consisted of one common share and one common share purchase warrant (a "Warrant").

Each Warrant entitles the holder thereof to purchase one additional common share of NXT at an exercise price of US $1.20 for a term of two years. NXT has the option to call for acceleration of the expiry (the “Acceleration”, subject to a maximum of 50% in the first 6 months after issuance) of the Warrants if it issues a press release advising that its common shares have traded in excess of US $1.50 for 20 consecutive trading days on the US OTCBB Exchange. Any Warrants subject to such Acceleration shall expire 30 days after notice.

NXT paid finder’s fees totaling US $121,812 and issued a total of 162,416 finder’s warrants (which have the same terms as the Warrants noted above) on this Financing. The Financing was priced in US $ as it was expected that the majority of investor interest would be with US subscribers.

●
In Q2-12 (on May 4, 2012), NXT had an additional, fourth closing of this Financing (at a rate of approximately Cdn $0.9991 per US$), under the same terms as noted above, for gross proceeds of US $977,500.  The cumulative effect of the closings in March and May, 2012 for the Financing was as follows:

	March,	May 4,
	2012	2012	Total

Proceeds (in US $)	$2,216,005	$977,500	$3,193,505

Proceeds, net of finders fees (in US $)	2,094,193	915,700	3,009,893

Number of common shares issued	2,954,672	1,303,333	4,258,005

Number of Warrants issued	2,954,672	1,303,333	4,258,005
Number of finder's warrants issued	162,416	82,400	244,816
	3,117,088	1,385,733	4,502,821

The Warrants, if they were to be exercised in full before their expiries in 2014 (March 7 through May 4), would yield additional proceeds to NXT of US $5,403,385.

Contractual Commitments

In March, 2012, NXT's Calgary office lease was extended for a 2.5 year period from October 31, 2011 through April 30, 2015 at a minimum monthly lease payment of $22,956 (including estimated operating costs).  As at June 30, 2012, the estimated remaining minimum annual lease commitment is as follows:

for the	total minimum
year ending	lease
December 31	payments

2012	$174,562
2013	289,245
2014	289,245
2015	96,415
849,467

NXT currently does not own any aircraft used in its' survey operations, but has in place an agreement, which has been extended for one year to January, 2013, to utilize a minimum annual volume of aircraft charter hours.  NXT has met the terms of this charter agreement for the current year.

Transactions with Related Parties

Officers of the Company subscribed for a total of $40,000 of the February 2011 private placement financing and a total of US $40,000 of the March & May 2012 private placement financings.

Additional Disclosures - Outstanding Securities

		as at	as at	as at
	exercise	August 27,	June 30,	December 31,
	price	2012	2012	2011
Shares issued:
Common shares		39,554,959	39,554,959	34,757,396
Preferred shares		10,000,000	10,000,000	10,000,000
Common shares reserved for issue re:
Stock options		3,270,600	2,040,600	2,473,100
Common share purchase warrants (expire March 7 to May 4, 2014)	$ US 1.20	4,502,821	4,502,821	-
Common share purchase warrants (expired February 16, 2012)	$ 0.60	-	-	2,645,920

Total, fully diluted		57,328,380	56,098,380	49,876,416

Critical Accounting Estimates

Apart from the derivative instruments discussed in the Financial Instruments section below, factors are substantially unchanged; refer to NXT's annual MD&A as at and for the year ended December 31, 2011.  The following should also be noted:

Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis. This method of revenue recognition is deemed as appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired data has little value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological & geophysical staff.

All funds received or invoiced in advance of completion of the contract is reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost.  Survey cost does not include any amortization or depreciation of property and equipment.

Changes in Accounting Policies Including Initial Adoption

Factors are substantially unchanged; refer to NXT's annual MD&A as at and for the year ended December 31, 2011.

Financial Instruments

In Q1 and Q2 2012, NXT conducted a private placement financing, which included the issuance of common share purchase warrants which have a US dollar exercise price. As these warrants are denominated in a currency other than the Company's Canadian $ functional currency, they are classified as a "derivative instruments" under US GAAP. These derivative instruments are considered to be a Financial Instrument, and will be recorded on a fair value basis ($419,000 as at June 30, 2012) at each period end. The Company has no other outstanding Financial Instruments, such as foreign currency hedges.

The warrant valuation has been classified as level III in the fair value hierarchy as it has been determined using valuation based on both observable and unobservable market data. The warrants were valued using a Black Scholes model, as well as a discount for potential dilution impact upon exercise of the warrants and NXT's low stock market liquidity.

The Company has no other Financial Instruments that are recorded at fair value.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations.  Many of these risks can not be readily controlled.

Future Operations

NXT is still in the early stages of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that this early commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty. The Company has an extensive prior history of generating net losses and a shortage of working capital. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient net income and cash from operations in future years in order to continue as a going concern.

International operations
NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, the ability to access the relevant local services, and potential delays in commencing the projects.

Availability of charter aircraft
NXT does not currently own any aircraft, and relies upon the availability of aircraft which are operated under charter hire arrangements. Charter operators provide the aircraft used in SFD® survey operations on an as required basis in exchange for an hourly charter fee (plus fuel and other direct operating costs). NXT is not required to make a capital investment in chartered aircraft, but in order to guarantee aircraft availability and rate certainty, it currently commits to a one year contract, with a minimum number of charter hours.  NXT is thus exposed to potential financial penalty in the event that it fails to fulfill the minimum annual charter hours commitment.

Management and staff
NXT's success is currently largely dependent on the performance of a limited group of senior management, Directors, and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate our business.

Reliance on specialized equipment, and the protection of intellectual property
NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defence of our rights to the SFD® technology could be very expensive.

Volatility in oil and natural gas commodity prices may affect demand for our services
NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined, however, in general if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline.

Foreign currency fluctuations
NXT generally bills its revenues in US $, and as such frequently holds cash in both Canadian as well as in US dollars, and is thus exposed to foreign exchange fluctuations on its US $ funds. Additionally, most of our operating expenses are incurred in Canadian dollars. We do not currently engage in currency hedging activities which can be used to mitigate this risk.
As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks.

Interest rate fluctuations
NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Related party transactions
NXT may periodically enter into related party transactions with its Officers and Directors. The most significant related party transaction was a "Technical Transfer Agreement" executed on December 31, 2006 between NXT and its CEO, President and Director whereby NXT issued 10,000,000 convertible preferred shares in exchange for the acquisition of the SFD® technology.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders. NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors. Five of the six current Directors are independent. All transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

As a TSX Venture Exchange listed issuer, NXT is not required to certify the design and evaluation of its DCP and ICFR and has not completed such an evaluation as at June 30, 2012.  Further, the inherent limitations on the ability of the Responsible Officers to design and implement on a cost effective basis DCP and ICFR for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports  provided under securities legislation.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our web page at www.nxtenergy.com, or the SEDAR webpage at http://www.sedar.com.